UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-41815

            AngloGold Ashanti plc
(Translation of registrant’s name into English)

4th Floor, Communications House
South Street
Staines-upon-Thames, Surrey TW18 4PR
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Enclosure: AngloGold Ashanti plc Notice of 2024 Annual General Meeting

AngloGold Ashanti plc
(Incorporated in England and Wales)
Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96
ISIN: GB00BRXH2664
CUSIP: G0378L100
NYSE Share code: AU
JSE Share code: ANG

NOTICE OF 2024 ANNUAL GENERAL MEETING

Today, AngloGold Ashanti plc (“the Company”, “AGA” or “AngloGold Ashanti”) posted its Notice of 2024 Annual General Meeting (the “Notice”), which can be viewed and downloaded from www.reports.anglogoldashanti.com.The Company’s 2024 Annual General Meeting (the “AGM”) is scheduled to be held on Tuesday 28 May 2024 at 9:00 a.m. Mountain Standard Time (which is 4:00 p.m. British Summer Time and 5:00 p.m. South African Standard Time) at 6363 S Fiddlers Green, Greenwood Village, CO 80111, USA.

Shareholders are invited to join the AGM virtually by following the instructions set out in the Notice. By joining the AGM virtually, shareholders will be able to view a live video feed of the AGM, submit voting instructions and submit questions either in writing or via an audio line.

The Notice sets out the business proposed to be conducted at the AGM, with the record date set as 2 April 2024 for the purposes of determining eligibility to receive the Notice and to vote at the AGM. The Notice will shortly be posted to those shareholders who have elected to receive paper communications. AngloGold Ashanti’s 2023 UK Annual Report, which was published on 10 April 2024, will also be posted to those shareholders who have elected to receive paper communications and can be viewed and downloaded from AngloGold Ashanti’s website at www.reports.anglogoldashanti.com.
.

ENDS
London, Denver, Johannesburg

15 April 2024

CONTACTS

Media
Andrea Maxey: +61 08 9425 4603 / +61 400 072 199         amaxey@anglogoldashanti.com
General inquiries                         media@anglogoldashanti.com

Investors
Yatish Chowthee: +27 11 637 6273 / +27 78 364 2080        yrchowthee@anglogoldashanti.com
Andrea Maxey: +61 08 9425 4603 / +61 400 072 199         amaxey@anglogoldashanti.com

Forward-looking statements
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures, the consequences of the COVID-19 pandemic and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s financial reports, operations, economic performance and financial condition. These forward-looking statements or forecasts are not limited to historical facts, but rather reflect our current beliefs and expectations concerning future events and generally may be identified by the use of forward-looking words, phrases and expressions such as “believe”, “expect”, “aim”, “anticipate”, “intend”, “foresee”, “forecast”, “predict”, “project”, “estimate”, “likely”, “may”, “might”, “could”, “should”, “would”, “seek”, “plan”, “scheduled”, “possible”, “continue”, “potential”, “outlook”, “target” or other similar words, phrases, and expressions; provided that the absence thereof does not mean that a statement is not forward-looking. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from the anticipated results, performance, actions or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results, performance, actions or achievements could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), the failure to maintain effective internal control over financial reporting or effective disclosure controls and procedures, the inability to remediate one or more material weaknesses, or the discovery of additional material weaknesses, in the Company’s internal control over financial reporting, and other business and operational risks and challenges and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti Limited’s annual report on Form 20-F for the year ended 31 December 2022 filed with the United States Securities and Exchange Commission (SEC) and AngloGold Ashanti’s registration statement on Form F-4 initially filed with the SEC on 23 June 2023. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on AngloGold Ashanti’s future results, performance, actions or achievements. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

AngloGold Ashanti plc
Notice of 2024 Annual General Meeting

Tuesday, 28 May 2024
9:00 a.m. Mountain Daylight Time (“MDT”)
4:00 p.m. British Summer Time (“BST”)
5:00 p.m. South African Standard Time (“SAST”)

Broadcast from and held at 6363 S Fiddlers Green, Greenwood Village, CO 80111, USA

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

This document is important and requires your immediate attention. If you are in any doubt about the action you should take with respect to the matters described below, you should immediately consult your stockbroker, legal counsel, accountant or other professional financial adviser. If you have sold or otherwise transferred all your ordinary shares in AngloGold Ashanti plc, please pass this document together with the accompanying proxy card as soon as possible to the purchaser or transferee, or to the person who arranged the sale or transfer so they can pass these documents to the person who now holds the ordinary shares.

The registered office of AngloGold Ashanti plc (the “Company”) is located at 4th Floor, Communications House, South Street, Staines-upon-Thames, Surrey, TW18 4PR, United Kingdom. AngloGold Ashanti plc is incorporated and registered in England and Wales under the UK Companies Act 2006, as amended (the “UK Companies Act”), with company number 14654651. AngloGold Ashanti plc’s website is www.anglogoldashanti.com and its telephone number is +44 (0) 203 968 3320.

About the 2024 Annual General Meeting of Shareholders

The 2024 Annual General Meeting of Shareholders of AngloGold Ashanti plc (the “AGM”) will be held at 9:00 a.m. MDT/4:00 p.m. BST/5:00 p.m. SAST on Tuesday, 28 May 2024. For statutory and regulatory purposes, the place of meeting will be 6363 S Fiddlers Green, Greenwood Village, CO 80111, USA.
The Company has either (1) sent you a notice of availability (the “Notice of Availability”) notifying you how to electronically access a copy of this Notice of Annual General Meeting and the Company’s annual report and accounts for the year ended 31 December 2023 (the “2023 ARA”, and together with this Notice of Annual General Meeting, the “AGM Materials”) or (2) mailed you a paper copy of the AGM Materials and a proxy card in paper format.
You received these AGM Materials because you were a Shareholder of Record or a Beneficial Owner (as defined below) as of the close of business on Tuesday, 2 April 2024 (the “Record Date”).
Entitlement to Vote
A “Shareholder of Record” is a person appearing on the register of members of the Company at the close of business on the Record Date. A “Beneficial Owner” is a person who holds ordinary shares through a bank, broker, central securities depository participant (“CSDP”), Shareholder of Record or other agent (sometimes referred to as holding shares “in street name”).
All Shareholders of Record are entitled to receive notice of, and to attend and vote at, the AGM. Beneficial Owners generally cannot vote their ordinary shares directly and instead must instruct the bank, broker, CSDP, Shareholder of Record or agent through which such Beneficial Owner holds their ordinary shares how to vote their ordinary shares.
If you are a Shareholder of Record, you may vote online, by telephone, or by completing, dating and signing your proxy card and returning it by mail. If you are a Beneficial Owner, you may vote by following the process indicated by your bank, broker, CSDP, Shareholder of Record or agent through which you hold your ordinary shares. Please refer to Part 4 for more information.

Voting in Advance
Your vote counts. To make sure your ordinary shares are represented, please cast your vote as soon as possible in one of the ways noted here. Votes submitted by Shareholders of Record online, by telephone or by way of mailing the proxy card must be received no later than 9:59 p.m. MDT on Friday, 24 May 2024. If you are a Beneficial Owner, you should cast your vote no later than the time indicated by your bank, broker, CSDP, Shareholder of Record or agent through which you hold your ordinary shares. Please refer to Part 4 for more information.

Joining the Meeting and Voting on the Day of the AGM

We are pleased to advise that a live webcast of the AGM will be available and shareholders will be able to attend, vote and submit questions by visiting www.virtualshareholdermeeting.com/AU2024 and entering the 16-digit control number found on your proxy card or voting instruction form, or obtained upon request from your bank, broker, CSDP, Shareholder of Record or agent through which you hold your ordinary shares. We encourage you to access the webcast prior to the scheduled start time of the AGM. If you encounter any difficulties accessing the virtual annual meeting, please call the technical support number that will be posted on the virtual AGM log-in page.

Part 1

Chair’s Letter
AngloGold Ashanti plc
Notice of Annual General Meeting

Dear Shareholder,
I am writing to you with details of our 2024 Annual General Meeting to be held at 9:00 a.m. MDT/4:00 p.m. BST/5:00 p.m. SAST on Tuesday, 28 May 2024 (the “AGM”). We invite shareholders to join the AGM virtually by following the instructions set out in this document. Shareholders will be able to view a live video feed of the AGM, submit voting instructions and submit questions either in writing or via an audio line.
Corporate Restructuring
This is our first annual general meeting following the completion of the corporate restructuring of the AngloGold Ashanti group (the “Group”) on 25 September 2023. Upon completion of the corporate restructuring, AngloGold Ashanti plc (the “Company” or “AngloGold Ashanti”) became the listed UK parent company of the Group and the successor to AngloGold Ashanti Limited (“AGAL”). The Company is incorporated in the United Kingdom and has its primary listing on the New York Stock Exchange (NYSE) and secondary listings on the Johannesburg Stock Exchange (JSE) and A2X Market (A2X) in South Africa and the Ghana Stock Exchange (GhSE) in Ghana.
Board of Directors of the Company (the “Board”)
The current directors of the Company were directors of AGAL, the previous parent company of the Group, prior to completion of the corporate restructuring. In 2023, Ms. Jinhee Magie and Ms. Diana Sands were appointed as independent non-executive directors of the Board. We are delighted to welcome them to AngloGold Ashanti. They have added considerable experience to the Board, particularly in respect of finance, corporate governance and people leadership.

In accordance with the Company’s articles of association, all of the directors will be retiring at this year’s AGM and 10 of the 12 current directors will be offering themselves for re-election.

This AGM will be my last as Chair of the Board, as I will be retiring from the Board and will not stand for re-election at the AGM. It has been my pleasure serving the Company as a director since June 2019 and as Chair since December 2020.

The Board has unanimously voted to appoint Mr. Jochen Tilk as Chair of the Board with effect from Tuesday, 28 May 2024, subject to his re-election by shareholders at the AGM. Mr. Tilk has been an independent non-executive director of the Company since January 2019. He holds a master’s degree in mining engineering and has deep experience in the global mining sector.

Ms. Maria Richter has also elected not to stand for re-election at the AGM. The Board extends its heartfelt thanks to Ms. Richter for her tremendous contributions over the past nine years and we wish her all the very best in her future endeavours.
Formal Notice
The formal notice of the AGM is set out on pages 5 to 6 of this document, which sets out the business to be considered at the AGM, together with explanatory notes to the resolutions on pages 7 to 11 of this document.

Annual Report and Accounts
A copy of the annual report and accounts for the year ended 31 December 2023 (the “2023 ARA”) is available at www.reports.anglogoldashanti.com and hard copies have been posted to each Shareholder of Record.
Voting
Your vote is important. We encourage shareholders to vote in advance of the AGM online, by telephone or by mail. You can appoint a proxy or proxies to exercise all or any of your rights to participate and vote at the AGM by using one of the methods set out in Part 4 of this document. A proxy card or, if relevant, a voting instruction form, is enclosed with this document to enable you to exercise your voting rights accordingly.
Recommendation
The Board considers that all of the resolutions are in the best interests of the Company and its shareholders as a whole and are therefore likely to promote the success of the Company. The directors unanimously recommend that you vote in favour of all of the resolutions being proposed, as they intend to do in respect of their own beneficial holdings.

Yours faithfully,

/s/ M RAMOS

Maria Ramos
Chair
Board of Directors of AngloGold Ashanti plc

15 April 2024

Part 2

    Notice of 2024 Annual General Meeting

Notice is hereby given that the 2024 Annual General Meeting of the shareholders of AngloGold Ashanti plc (the “Company”) will be held at 9:00 a.m. MDT/4:00 p.m. BST/5:00 p.m. SAST on Tuesday, 28 May 2024 at 6363 S Fiddlers Green, Greenwood Village, CO 80111, USA, to consider and, if the requisite shareholder support is received, to pass the resolutions set out on the following pages, all of which will be proposed as ordinary resolutions.

Resolution 1 – Receipt of 2023 Annual Report and Accounts (ordinary resolution)
To receive and consider the Company’s annual report and accounts for the year ended 31 December 2023 (the “2023 ARA”), together with the reports of the directors and the statutory auditors thereon.
Resolution 2 – Directors’ Remuneration Report (ordinary resolution)
To approve the Directors’ Remuneration Report for the year ended 31 December 2023 as set out on pages 111 to 138 of the 2023 ARA, excluding the Directors’ Remuneration Policy on pages 130 to 138.
Resolution 3 – Directors’ Remuneration Policy (ordinary resolution)
To approve the Directors’ Remuneration Policy as set out within the Directors’ Remuneration Report on pages 130 to 138 of the 2023 ARA.
Resolution 4 – Election of Director (ordinary resolution)
To elect Dr. Kojo Busia as a director.
Resolution 5 – Election of Director (ordinary resolution)
To elect Mr. Alan Ferguson as a director.
Resolution 6 – Election of Director (ordinary resolution)
To elect Mr. Albert Garner as a director.
Resolution 7 – Election of Director (ordinary resolution)
To elect Mr. Rhidwaan Gasant as a director.
Resolution 8 – Election of Director (ordinary resolution)
To elect Mr. Scott Lawson as a director.
Resolution 9 – Election of Director (ordinary resolution)
To elect Ms. Jinhee Magie as a director.
Resolution 10 – Election of Director (ordinary resolution)
To elect Ms. Diana Sands as a director.
Resolution 11 – Election of Director (ordinary resolution)
To elect Mr. Jochen Tilk as a director.
Resolution 12 – Election of Director (ordinary resolution)
To elect Mr. Alberto Calderon as a director.

Resolution 13 – Election of Director (ordinary resolution)
To elect Ms. Gillian Doran as a director.
Resolution 14 – Re-appointment of Statutory Auditors (ordinary resolution)
To re-appoint PricewaterhouseCoopers LLP as statutory auditors of the Company until the conclusion of the next annual general meeting of the Company.
Resolution 15 – Remuneration of Statutory Auditors (ordinary resolution)
To authorise the Audit and Risk Committee of the Company (the “ARC”) to determine the remuneration of the Company’s statutory auditors for and on behalf of the Board.
Resolution 16 – Ratification of Appointment of Independent Registered Public Accountants (ordinary resolution)
To ratify the appointment of PricewaterhouseCoopers Inc. as independent registered public accountants of the Company for the year ending 31 December 2024.
Resolution 17 – Authority to Make Political Donations (ordinary resolution)
To authorise the Company and any company which is a subsidiary of the Company at the time this resolution is passed or becomes a subsidiary of the Company at any time during the period for which this resolution has effect, to:
a)    make donations to political parties and independent election candidates;
b)    make donations to political organisations other than political parties; and
c)    incur political expenditure,

provided that with respect to each of the foregoing categories, any such donations or expenditure made by the Company, or a subsidiary of the Company, do not in the aggregate exceed £100,000. This authority shall have effect during the period beginning with the date on which this resolution is passed and ending at the conclusion of the next annual general meeting of the Company (or, if earlier, close of business on the date falling 15 months after the date on which this resolution is passed).

BY ORDER OF THE BOARD

/s/ M RAMOS

Maria Ramos
Chairperson
Board of Directors of AngloGold Ashanti plc
15 April 2024

Registered office:
4th Floor, Communications House
South Street
Staines-upon-Thames
Surrey TW18 4PR
United Kingdom
Registered in England and Wales No. 14654651

Part 3

Explanatory Notes to the Resolutions

The following pages provide an explanation of the proposed resolutions. All resolutions will be proposed as ordinary resolutions. For an ordinary resolution to be passed, more than 50% of the votes cast must be in favour.
Notes to Resolution 1 – 2023 Annual Report and Accounts
Resolution 1 is to receive the 2023 ARA, together with the reports of the directors and the statutory auditors thereon. The directors are required to present to the meeting the 2023 ARA, including the strategic report, the directors’ report and the statutory auditors’ report. These can be accessed on the Company’s website at www.reports.anglogoldashanti.com.
Notes to Resolution 2 – Directors’ Remuneration Report
Resolution 2 is to approve the Directors’ Remuneration Report, excluding the Directors’ Remuneration Policy. This vote is advisory and the directors’ right to remuneration is not conditional on the outcome of this vote. The Directors’ Remuneration Report can be found on pages 111 to 138 of the 2023 ARA.
The Company’s statutory auditors, PricewaterhouseCoopers LLP, have audited those parts of the Directors’ Remuneration Report which are required to be audited and their report can be found in the 2023 ARA. The Directors’ Remuneration Report has been approved by the Board based on the recommendation of the Compensation and Human Resources Committee of the Company (the “CompCo”) and signed on behalf of the Board by the Chairperson of the CompCo.
Notes to Resolution 3 – Directors’ Remuneration Policy
This is the first annual general meeting following the corporate restructuring to reorganise the Group’s operations under a new parent company domiciled in the United Kingdom. Resolution 3 seeks shareholder approval for the first Directors’ Remuneration Policy following such corporate restructuring. This is a binding vote. The Directors’ Remuneration Policy can be found on pages 130 to 138 of the 2023 ARA. The Directors’ Remuneration Policy sets out the Company’s future policy on the directors’ remuneration, including the directors’ pay and the grant of share-based incentive awards.
If this resolution is approved, the Director’s Remuneration Policy will be effective from Tuesday, 28 May 2024. Once the Directors’ Remuneration Policy is approved, the Company will not be able to make a remuneration payment to a current or future director, or a payment for loss of office to a current or past director, unless that payment is consistent with the Directors’ Remuneration Policy approved by the shareholders.
Notes to Resolutions 4 to 13 – Election of Directors
In accordance with the Company’s articles of association, every director is required to retire from office at every annual general meeting. Any director eligible in accordance with the Company’s articles of association may stand for election or re-election, as appropriate.
A biography of each director follows below and can also be found in the 2023 ARA and on the Company’s website at https://www.anglogoldashanti.com/company/leadership.

Notes to Resolution 4
Kojo Busia
Independent Non-Executive Director
Dr. Kojo Busia was appointed to the Board of AGAL on 1 August 2020 and to the Board of the Company on 25 September 2023. He has over 25 years of professional experience in African natural resources governance and management working at both bilateral and multilateral organisations. He is currently co-founding director of Green Africa Minerals FZCo. He recently held the position of Chief of the Natural Resources Management Section, Technology, Climate Change and Natural Resource Management Division, at the United Nations Economic Commission for Africa (UNECA).
He previously served as coordinator of the African Mineral Development Centre (AMDC) at the UNECA. Prior to heading the AMDC, Dr. Busia spent nearly a decade leading the African Peer Review Mechanism Support Section, Governance and Public Administration Division, also at the UNECA. In addition, Dr. Busia has served on several advisory boards including the Responsible Mining Foundation Advisory Council, Advisory Director of Global Mining Sustainability, and Mining Indaba’s Sustainability Advisory Committee. He is a founding director of the Africa Resource Management, Environment and Climate Change Institute, a think-do-tank recently established in Accra, Ghana.

Notes to Resolution 5
Alan Ferguson
Independent Non-Executive Director
Mr. Alan Ferguson was appointed to the Board of AGAL on 1 October 2018 and to the Board of the Company on 25 September 2023. He was a former chief financial officer of a number of FTSE-listed entities, including Lonmin Plc. Since 2011 he has held non-executive directorships on a number of boards including Johnson Matthey, Croda International and Marshall Motors Holdings where he chaired their audit committees and was the Senior Independent Director. He currently serves on the board of Harbour Energy, where he chairs the audit committee. In addition, Mr. Ferguson serves as a member of the Business Policy Panel of the Institute of Chartered Accountants of Scotland and is a member of the leadership team of the UK Audit Committee Chair’s Independent Forum.

Notes to Resolution 6
Albert Garner
Independent Non-Executive Director
Mr. Albert Garner was appointed to the Board of AGAL on 1 January 2015 and to the Board of the Company on 25 September 2023. He has extensive experience in capital markets, corporate finance and mergers and acquisitions. He worked with Lazard Frères & Co. LLC for over 40 years in various leadership positions until his retirement at the end of 2023. He was one of the most senior bankers at Lazard. He led their special committee practice and corporate finance practice. He also chaired their fairness opinion committee. Mr. Garner became a general partner in 1989 and was Vice Chair of Investment Banking upon his retirement in 2023.

Notes to Resolution 7
Rhidwaan Gasant
Lead Independent Non-Executive Director
Mr. Rhidwaan Gasant was appointed to the Board of AGAL on 12 August 2010 and to the Board of the Company on 25 September 2023. He was previously the CFO of Engen Limited, and the CEO of Energy Africa Limited. Mr. Gasant is currently the independent non-executive chairman of Growthpoint Properties Limited and chairs the board audit committee of MTN Nigeria Communications Plc.

Notes to Resolution 8
Scott Lawson
Independent Non-Executive Director
Mr. Scott Lawson was appointed to the Board of AGAL on 1 December 2021 and to the Board of the Company on 25 September 2023. He has over 35 years in the mining industry and is an experienced global mining executive who has served in a broad range of roles. He is the former executive vice president and chief integration officer of Newmont Corporation. Prior to this Mr. Lawson served as executive vice president and chief technology officer and other executive technical roles for Newmont Corporation.
Mr. Lawson spent 22 years with Rio Tinto in executive roles with Rio Tinto Alcan, Rio Tinto Technology and Innovation and Rio Tinto Kennecott. He is the former senior vice president, engineering services at Peabody Energy responsible for global engineering and technical services support.

Notes to Resolution 9
Jinhee Magie
Independent Non-Executive Director
Ms. Jinhee Magie was appointed to the Board of AGAL on 1 June 2023 and to the Board the Company on 25 September 2023. She is the former Chief Financial Officer of Lundin Mining Corporation, a Canadian-based international metals company, having served over 14 years with the company in various roles of increasing responsibility. She is a finance executive with extensive public company experience in the areas of corporate strategy, capital markets, mergers and acquisitions and information technology, particularly within the mining industry. Ms. Magie is a corporate director who currently serves on the boards of Lithium Americas Corp and Star Royalties Limited.

Notes to Resolution 10
Diana Sands
Independent Non-Executive Director
Ms. Diana Sands was appointed to the Board of AGAL on 1 June 2023 and to the Board of the Company on 25 September 2023. She brings over 30 years of business experience to her board roles. She serves on the board of publicly held SP+ Corporation, and on the board of privately held Vmo Aircraft Leasing. She also served on the board of PDC Energy, Inc. until it was acquired by Chevron Corporation. Ms. Sands previously held senior executive finance and governance positions at the Boeing Company including SVP Office of Internal Governance and Administration which oversaw ethics and investigations, compliance risk management, internal audit, security, and internal services. She was also corporate controller, and head of investor relations and financial planning. Previously Ms. Sands worked in the automotive and telecommunications sectors and started her career as a Certified Public Accountant.

Notes to Resolution 11
Jochen Tilk
Independent Non-Executive Director
Mr. Jochen Tilk was appointed to the Board of AGAL on 1 January 2019 and to the Board of the Company on 25 September 2023. He is the former executive chair of Nutrien Inc., a Canadian global supplier of agricultural products and services. He is the former president and Chief Executive Officer of Potash Corporation. Mr. Tilk previously spent 25 years with Inmet Mining Corporation, a Canadian-based, international metals company, with five of those years as the company’s president and chief executive officer. He is also a director of Emera Inc., a publicly listed energy utility company and vice president of the Princess Margaret Cancer Foundation, a not-for-profit organisation.

Notes to Resolution 12
Alberto Calderon
Chief Executive Officer and Executive Director
Mr. Alberto Calderon was appointed to the Board of AGAL on 1 September 2021 and to the Board of the Company on 10 February 2023. Mr. Calderon’s executive experience includes leadership roles across the mining, petroleum, and energy sectors. He served as the chief executive officer of Orica and was also an executive at BHP Group Plc. During his time with BHP Group Plc, Mr. Calderon held a number of key leadership positions, including group executive and chief executive aluminum, nickel and corporate development, group executive and chief commercial officer.
Mr. Calderon was also CEO of Cerrejón Coal Company, an integrated thermal coal mine in Colombia, and CEO of the Colombian oil company, Ecopetrol. Prior to this, Mr. Calderon held senior leadership positions in the International Monetary Fund and the Colombian government and has been a board member of a range of private, public and non-government organisations.
Notes to Resolution 13
Gillian Doran
Chief Financial Officer and Executive Director
Ms. Gillian Doran was appointed to the Board of AGAL on 1 January 2023 and to the Board of the Company on 25 September 2023. She brings more than 25 years of experience in finance and commercial roles across a number of industries, predominantly natural resources and also construction and manufacturing. Prior to joining the Company, Ms. Doran served as chief financial officer for Rio Tinto’s Global Aluminium division. Ms. Doran’s career at Rio Tinto spanned over 15 years in a number of senior finance roles within operations, regional business unit and Group headquarters. A seasoned international executive leader having previously worked and lived in Europe, North America and Australia, Ms. Doran brings to AngloGold Ashanti deep experience in financial accounting, planning, performance management, investment, transformation and strategy.
Notes to Resolutions 14 and 15 – Re-appointment of Statutory Auditors and Statutory Auditors’ Remuneration
Resolution 14 is to approve the re-appointment of PricewaterhouseCoopers LLP as the statutory auditors of the Company for the purposes of the UK Companies Act. The statutory auditors will hold office until the conclusion of the next annual general meeting.
The UK Companies Act requires that the statutory auditors of the Company are re-appointed at each general meeting at which accounts are laid. On the recommendation of the ARC, the Board proposes the re-appointment of the Company’s existing statutory auditors, PricewaterhouseCoopers LLP.
The vote for Resolution 14 is binding upon the Company.
Resolution 15 seeks shareholder authorisation for the ARC to determine the statutory auditors’ remuneration for the purposes of the UK Companies Act. The ARC annually reviews the audit fee structure and terms of engagement.

Notes to Resolution 16 – Ratification of Appointment of Independent Registered Public Accountants
Resolution 16 is to ratify the appointment of PricewaterhouseCoopers Inc. as the independent registered public accountants of the Company for the year ending 31 December 2024. The independent registered public accountants are appointed pursuant to US legal and regulatory requirements.
The ARC concluded that the retention of PricewaterhouseCoopers Inc. is in the best interests of the Company and its shareholders and appointed PricewaterhouseCoopers Inc. as the Company’s independent registered public accountants for the year ending 31 December 2024. The Company is asking its shareholders to ratify the selection of PricewaterhouseCoopers Inc. as its independent registered public accountants for the year ending 31 December 2024. Although ratification is not required by the Company’s articles of association or otherwise, the Board is submitting the selection of PricewaterhouseCoopers Inc. to the Company’s shareholders for ratification as a matter of good corporate practice.
In the event the Company’s shareholders do not ratify the appointment, the appointment will be reconsidered by the ARC. Even if the selection is ratified, the ARC may in its discretion select a different registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its shareholders.
Notes to Resolution 17 – Authority to Make Political Donations
The Company is seeking authority under this resolution to allow the Company and any of its subsidiaries to make political donations or incur political expenditure up to a limit of £100,000 for each category of donation or expenditure set out in the resolution. It is not the Group’s policy or intention to make political donations or expenditures, and no political donations were made in the year ended 31 December 2023. However, it is possible that certain routine activities undertaken by the Company and its subsidiaries might unintentionally fall within the scope of the provisions controlling political donations and expenditure, which are very broad and open to interpretation. Any political donations or expenditure regulated by the UK Companies Act must be approved by shareholders at a general meeting and be disclosed in the annual report for the year ending 31 December 2024. Accordingly, in common with many other UK public limited companies, the directors seek shareholders’ approval for political donations and expenditure to be made by the Company, to avoid inadvertently contravening the UK Companies Act. The authority being sought will be effective from Tuesday, 28 May 2024 until the end of next year’s annual general meeting (or, if earlier, 15 months from the date of the AGM), unless previously renewed, revoked or varied by the Company in a general meeting.

Part 4

Important Notes for the AGM
1.    Some of the resolutions are required to be approved by shareholders on a regular basis under English company law. There is generally not an analogous requirement under applicable U.S. laws and regulations. As such, while these resolutions may be familiar and routine to shareholders who are accustomed to being shareholders of companies incorporated in the United Kingdom, other shareholders may be less familiar with these routine resolutions and should review and consider each resolution carefully.

2.    In accordance with the Company’s articles of association, all resolutions will be taken on a poll. Voting on a poll will mean that each shareholder who is entitled to vote and is present at the AGM in person, or virtually, may cast (or direct the casting of) one vote for each ordinary share held. This is also the case for a shareholder present by proxy. A proxy may cast one vote for each ordinary share to which their appointment relates.

3.    If more than one joint Shareholder of Record votes (including voting by proxy), the only vote which will count is the vote of the person whose name is listed before the other voters on the Company’s register of members.

4.    Beneficial Owners of ordinary shares on the Record Date generally have the right to direct their bank, broker, CSDP, Shareholder of Record or other agent through which they hold their ordinary shares on how to vote the ordinary shares and are also invited to attend the AGM. However, as Beneficial Owners are not Shareholders of Record of the relevant ordinary shares, they may not vote their ordinary shares at the AGM unless they request and obtain a legal proxy from their bank, broker, CSDP, Shareholder of Record or other agent through which they hold their ordinary shares.

5.    Any Shareholder of Record or person holding a valid proxy attending the AGM has the right to ask questions. The Chair and the Board will endeavour to answer any questions put forward at the AGM, unless the Chair considers that answering the question would interfere with the proper and orderly conduct of the meeting, the proportionate discussion of any item of business or the maintenance of good order generally.

6.    In accordance with the UK Companies Act, and the Company’s articles of association, a Shareholder of Record who is entitled to attend and vote at the AGM is entitled to appoint another person as their proxy to exercise all or any of their rights to attend and to speak and vote at the AGM and to appoint more than one proxy in relation to the AGM (provided that each proxy is appointed to exercise the rights attached to different ordinary shares). Such proxies need not be Shareholders of Record but must attend the AGM and vote as the Shareholder of Record instructs. Further details regarding the process of appointing a proxy, voting and the related deadlines are set out in the “Voting Process and Revocation of Proxies” section below.

7.    Pursuant to section 527 of the UK Companies Act, Shareholders of Record meeting the threshold requirements set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to:
(a)    the audit of the Company’s accounts (including the statutory auditor’s report and the conduct of the audit) that are to be laid before the AGM; or
(b)    any circumstance connected with a statutory auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with section 437 of the UK Companies Act.

The Company may not require the Shareholders of Record requesting any such website publication to pay its expenses in complying with sections 527 or 528 of the UK Companies Act. Where the Company is required to place a statement on a website under section 527 of the UK Companies Act, it must forward the statement to the Company’s statutory auditor no later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required under section 527 of the UK Companies Act to publish on a website.

The results of the polls taken on the resolutions at the AGM and any other information required by the UK Companies Act will be made available on the Company’s website as soon as reasonably practicable following the AGM and for a period of two years thereafter.

8.    Any electronic address provided either in this document or any related documents may only be used for the limited purposes specified herein and not to communicate with the Company by electronic means or for any other more general purpose. Except as provided above, shareholders who have general queries about the AGM should email investors@anglogoldashanti.com or companysecretary@anglogoldashanti.com, as no other methods of communication will be accepted.
9.    You are entitled to attend the AGM virtually or in person if you are a Shareholder of Record or if you hold a valid proxy for the AGM. You will be able to vote at the AGM, even if you have previously submitted your proxy. If you vote at the AGM, it will have the effect of revoking any previously submitted proxy card or voting instruction form. Shareholders are encouraged to attend the AGM virtually by following the instructions set out in this document. To be admitted to the AGM in person, please bring photo ID and a copy of your proxy card (if you are a Shareholder of Record) or your legal proxy (if you are a Beneficial Owner), which you will be asked to present at the registration desk. Beneficial Owners must obtain a legal proxy from their bank, broker, CSDP, Shareholder of Record or other agent through which they hold their ordinary shares and bring it to the AGM.

VOTING PROCESS AND REVOCATION OF PROXIES
If you are a Shareholder of Record, there are three ways to vote by proxy:
•    Online – You can vote your ordinary shares online at www.proxyvote.com. You will need to enter the 16-digit control number located on your proxy card. We encourage you to vote online even if you received this document in the mail.
•    Telephone – You can vote your ordinary shares by calling 1-800-690-6903 and providing the 16-digit control number located in a box on your proxy card. If you wish to appoint a proxy other than the Chair of the meeting, you should complete and return by mail your proxy card or appoint your proxy online at www.proxyvote.com by following the instructions above.
•    Mail – If you received this document by mail, or if you requested paper copies of this Notice of Annual General Meeting, you can vote by mail by completing, dating, signing and returning the proxy card in the envelope provided.
Telephone and online voting facilities for Shareholders of Record will be available 24 hours a day. Votes submitted online, by telephone or by way of mailing the proxy card must be received no later than 9:59 p.m. MDT on Friday, 24 May 2024. Submitting your proxy by any of these methods will ensure that your vote is recorded but will not affect your ability to attend and vote at the AGM.
If you are a Beneficial Owner, you will receive instructions from the bank, broker, CSDP, Shareholder of Record or other agent through which you hold your ordinary shares. If you wish to vote in person at the meeting, you must obtain a legal proxy from the bank, broker, CSDP, Shareholder of Record or other agent through which you hold your ordinary shares and bring it with you to the AGM.
If you sign and return your proxy card, but do not give voting instructions, the ordinary shares represented by that proxy will be voted as recommended by the Board as described in this document. If any other matters are properly brought up at the AGM (other than the proposals contained in this document), then the named proxy or proxies will have the authority to vote your ordinary shares on those matters in accordance with their discretion and judgment. The Board is currently not aware of any matters to be raised at the AGM other than the proposals contained in this document.

If you vote online or by telephone, you appoint the named proxies in the same manner as if you signed, dated and returned a proxy card by mail.
The Company has retained Broadridge Financial Services to receive and tabulate the proxies. If you submit proxy voting instructions and direct how your ordinary shares should be voted, the individuals named as proxies must vote your ordinary shares in the manner you indicate.
A Shareholder of Record who has given a proxy may revoke it at any time before it is exercised at the AGM by:
•    attending the AGM and voting virtually or in person;
•    voting again online or by telephone (only the last vote cast by each Shareholder of Record will be counted), provided that the Shareholder of Record does so before 9:59 p.m. MDT on Friday, 24 May 2024;
•    delivering a written notice, at the address given below, bearing a date later than that indicated on the proxy card or the date you voted online or by telephone, but prior to the date of the AGM, stating that the proxy is revoked; or
•    signing and delivering a subsequently dated proxy card prior to the vote at the AGM.

You should send any written notice or new proxy card to Vote Processing, c/o Broadridge Financial Services, 51 Mercedes Way, Edgewood, NY 11717, USA.

If you are a Shareholder of Record, you may request a new proxy card by emailing investors@anglogoldashanti.com.

ANY SHAREHOLDER OWNING ORDINARY SHARES IN STREET NAME (AS A BENEFICIAL OWNER) MAY GENERALLY CHANGE OR REVOKE PREVIOUSLY GIVEN VOTING INSTRUCTIONS BY CONTACTING THE BANK, BROKER, CSDP, SHAREHOLDER OF RECORD OR OTHER AGENT THROUGH WHICH IT HOLDS THE ORDINARY SHARES OR BY OBTAINING A LEGAL PROXY FROM SUCH BANK, BROKER, CSDP, SHAREHOLDER OF RECORD OR OTHER AGENT AND VOTING IN PERSON AT THE AGM. YOUR LAST VOTE, PRIOR TO OR AT THE AGM, IS THE VOTE THAT WILL BE COUNTED.

Beneficial Owners on the South African Section of the Company’s Register

The provisions of this section are applicable to Beneficial Owners on the South African section of the Company’s register which are dematerialised through Strate Proprietary Limited (“Dematerialised Holders”).

Dematerialised Holders should promptly provide their bank, broker, CSDP, Shareholder of Record or other agent through which they hold their ordinary shares with instructions as to how to vote in relation to their shareholdings in accordance with the instructions provided to them by their bank, broker, CSDP, Shareholder of Record or other agent through which they hold their ordinary shares.

Dematerialised Holders wishing to attend the AGM virtually or in person should promptly contact their bank, broker, CSDP, Shareholder of Record or other agent through which they hold their ordinary shares to obtain a legal proxy to enable them to do so. As Dematerialised Holders are not Shareholders of Record of the relevant ordinary shares, they may not vote their ordinary shares at the AGM unless they request and obtain a legal proxy from their bank, broker, CSDP, Shareholder of Record or other agent through which they hold their ordinary shares.

Beneficial Owners on the Ghanaian Section of the Company’s Register

The provisions of this section are applicable to Beneficial Owners who are holding fractional shares in the form of Ghanaian Depositary Shares (“GhDSs”) and Beneficial Owners who are holding shares in the Company through the nominee arrangement with the Central Securities Depositary (GH) LTD (the “Ghana Nominee").

GhDS holders

In accordance with the AngloGold Ashanti Ghanaian Depositary Shares Agreement dated 26 April 2004, the right to vote at AGMs is limited to GhDS holders with a composite GhDS (i.e., 100 GhDSs). National Trust Holding Company Ltd (the “Ghanaian Depositary”) will mail all appropriate notices, together with a voting instruction form, to the relevant GhDS holders who hold composite GhDSs. Upon receipt of a voting instruction form, the relevant GhDS holders should promptly instruct the Ghanaian Depositary, via the voting instruction form, on how to vote in relation to their shareholdings on their behalf in the manner such holders may direct.

Other Beneficial Owners (non-GhDS holders)

All other Ghanaian Beneficial Owners should promptly provide the Ghana Nominee with instructions as to how to vote in relation to their shareholdings in accordance with the instructions provided to them by the Ghana Nominee. As Ghanaian Beneficial Owners are not Shareholders of Record of the relevant ordinary shares, they may not vote their ordinary shares at the AGM unless they request and obtain a legal proxy from their bank, broker, CSDP, Shareholder of Record or other agent through which they hold their ordinary shares. Accordingly, Ghanaian Beneficial Owners wishing to attend the AGM virtually or in person should promptly contact the Ghana Nominee to obtain a legal proxy to enable them to do so.

SHAREHOLDER SOLICITATION

The Company has engaged Georgeson Inc. to assist in soliciting voting by its shareholders in connection with the resolutions proposed by the Board.

PERSONAL DATA
Attendees are reminded that their personal data may be processed for the purposes of the AGM in line with our privacy notice, a copy of which is available at https://www.anglogoldashanti.com/privacy-policy.
AVAILABILITY OF MATERIALS AND ADDITIONAL INFORMATION

This Notice of Annual General Meeting, the 2023 ARA and other important documents including the Company’s 2023 Sustainability Report, are available free of charge at www.proxyvote.com or on the Company’s website at www.reports.anglogoldashanti.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AngloGold Ashanti plc
Date: 10 April 2024

By:    /s/ L MARWICK
Name:    L Marwick
Title:    Chief Legal Officer